Exhibit 99.2

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

April 10, 2026

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	NOUVEAU MONDE GRAPHITE INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that the Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA66979W8429

	CUSIP:	66979W842

2	Date Fixed for the Meeting:	May 13, 2026

3	Record Date for Notice:	April 6, 2026

4	Record Date for Voting:	April 6, 2026

5	Beneficial Ownership Determination Date:	April 6, 2026

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON SHARES

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON SHARES

8	Business to be conducted at the meeting:	Annual General and Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO

	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TSX Trust Company

VANCOUVER	CALGARY	TORONTO	MONTRÉAL
733 Seymour Street, Suite #2310 Vancouver, BC V6B 0S6	Telus Sky Building 2110, 685 Centre Street SW Calgary Alberta T2G 1S5	301 - 100 Adelaide Street West Toronto ON M5H 4H1	1701 - 1190, avenue des Canadiens-de-Montréal, C. P. 37 Montréal (Québec) H3B 0G7
T 604 689-3334	T 403 218-2800	Toll Free 1-866-600-5869 T 416 361-0930	T 514 395-5964